SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June, 2004



                                CP SHIPS LIMITED

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                 (Translation of Registrant's Name Into English)

             62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

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                    (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F____              Form 40-F   X
                                                -

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes______       No       X
                                  -

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

         This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                             Form S-8 No. 333-13954



                                Page 1 of 4 Pages

                        Exhibits Index appears on Page 3


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         CP SHIPS LIMITED
                                         ----------------
                                                (Registrant)

Date:  1 June 2004
                                         By:   /s/ John K. Irving
                                              -------------------------
                                              Name:   John K. Irving
                                              Title:  Vice President, General
                                                      Counsel & Secretary


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


                                 Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit                                                Page
----------------------                                                ----

Press Release of CP Ships Limited "CP SHIPS STRENGTHENS
EXECUTIVE MANAGEMENT", dated 1 June 2004                                4



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

                                                                  Exhibit 10.1

                    CP SHIPS STRENGTHENS EXECUTIVE MANAGEMENT

LONDON, UK (1st June 2004) - Following the appointment of Frank Halliwell as CEO by the Board of Directors in early May, CP Ships today announced a restructured executive management team.

Alan Boylan is joining CP Ships as Executive Vice President Commercial for Montreal Gateway, Australasia and Middle East/India. He was previously Senior Vice President responsible for ocean freight activities at Exel, the global logistics company. He joined the shipping industry in 1974 as a marine economist with Ocean Transport & Trading, an Exel predecessor company. He will be based in Gatwick, UK.

Juan Manuel Gonzalez has been promoted to EVP Commercial for Americas-Pacific and Gulf/Atlantic. He was formerly Senior Vice President Americas-Pacific. He is based in Tampa, Florida.

Glenn Hards has been promoted to EVP Operations responsible for corporate planning, ship networks, marine operations and container fleet. He previously served as VP Alliances and will work from both Gatwick and Tampa.

The fourth member of the executive management team reporting to Mr Halliwell is CFO Ian Webber, who will be based in Gatwick when CP Ships moves its corporate headquarters from central London later in the year.

"We know Alan Boylan well from working closely with him as a key customer. His industry experience and knowledge of our business will be a tremendous asset. With this new structure in place, we have an exceptionally strong executive team which better positions us to manage our business more efficiently and remain competitive in a challenging marketplace," Mr Halliwell said.

Frank Halliwell was appointed CEO on 4th May 2004 after serving as Chief Operating Officer. At the same time, former CEO Ray Miles became Chairman and former Chairman Lord Weir became Lead Independent Director.

On 11th May, CP Ships reported first quarter 2004 operating income of $16 million, its strongest first quarter profit since its public listing in 2001.

                                     -ends-


About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 34 services in 21 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 76 ships and 421,000 teu in containers. Its annual volume is 2.2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.


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